MICHAEL D. HARRIS	DIRECT DIAL:
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March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	White River Energy Corp
Registration Statement on Form S-1
File No. 333-268707

Ladies and Gentlemen:

We are counsel to White River Energy Corp (the “Company”) and respond on its behalf as to Comments 10-12 to the Staff’s comment letter dated March 24, 2023 which comments requires legal analysis. To the extent that these responses require factual matters, we have relied primarily upon public information and in a few places upon facts proved by the Company’s management.

10.	The prior legal analysis provided with regard to investment company and investment adviser status was not sufficiently detailed and did not provide the staff with a sufficient basis to evaluate the Company’s analysis. Accordingly, please provide a detailed legal analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address the Company and each subsidiary separately and please also address in detail, for each such entity, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Securities and Exchange commission

March 29, 2023

Response: Before we address the Staff’s request to address each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah”), which is readily distinguishable, we start our analysis with the seminal and only appellate case, SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007) (“Presto”). Judge Easterbrook’s unanimous opinion gave each factor equal weight but more importantly stated that “the Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” Id. at 316. The Court continued: “Reasonable investors would treat Presto as an operating company rather than a competitor with a closed-end mutual fund.” Id.

As this letter examines each of the five factors, it becomes quite clear that based upon the Company’s public filings and its website, reasonable investors must conclude the Company is an operating company actively engaged in the exploration, drilling, completion and management of oil and gas interests.

Section 3(a)(1)(A) of the Investment Company Act (the “Act”) includes in its definition of “investment company” any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” As described in the response to Comment 11, only a very small proportion of the Company and its consolidated subsidiaries’ total assets are comprised of investment securities. Further, as discussed in more detail below in this response, neither the Company nor any of its consolidated subsidiaries is or holds itself out to be engaged primarily in the business of investing, reinvesting, or trading in securities, if at all, such that Section 3(a)(1)(A) would not apply. Set forth below is discussion and analysis of the applicability of the five factors set forth in Tonapah in which the the Commission evaluated whether exemptive relief should be granted to an enterprise which fell within the definition of an “investment company” under Section 3(a)(1)(C)1 has based on over 40% of its total assets being investment securities. These factors are: (1) the company’s historical development, (2) the company’s public representations of its policies, (3) the activities of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income. Each of these factors is discussed separately in the analysis that follows.

The Company:

The applicability of each of the Tonopah factors to the Company are discussed and analyzed below.

Historical Development

As disclosed in the Company’s previous filings with the Commission, the Company was established in November 2011 in the State of Nevada under the name TabacaleraYsidron, Inc. to introduce premium cigars to the United States as a cigar broker. The Company later transitioned to operating as an early-stage life sciences and technology company in August 2015 pursuing the development of bio-pharmaceuticals to treat autoimmune diseases, and changed its name to “Mount Tam Biotechnologies, Inc.”

On September 26, 2019, the Company entered into an Agreement and Plan of Merger pursuant to which the Company acquired Banner Midstream Corp. (“Banner Midstream”), a Delaware corporation engaged in oil and gas exploration, drilling, and production operations as well as the provision of transportation services to the oil and gas drilling operations of third parties.

1 Formerly Section 3(a)(3) of the Act.

Securities and Exchange commission

March 29, 2023

On March 27, 2020, the Company then known as Banner Energy Services Corp. sold Banner Midstream to Ecoark Holdings, Inc. (“Ecoark”)2 in exchange for shares of Ecoark common stock in addition to Ecoark assuming all of the debt of Banner Midstream. As a result of this transaction as of its closing the Company’s sole assets were the Ecoark common stock, such that it qualified as an “investment company” at that time. As disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2020, the Company intended to sell a sufficient number of these shares for cash in fiscal year 2021, and to locate and acquire an operating business, to terminate its status as an investment company. It ultimately liquidated the Ecoark stock so that by January 2022, the stock constituted less than 40% of the Company’s assets, excluding cash.3

On March 18, 2021, prior to the one-year anniversary of the sale of Banner Midstream to Ecoark, the Company formed Norr LLC, a Nevada limited liability company as its wholly-owned subsidiary (“Norr”), and thereby commenced operations as a sports equipment and apparel manufacturer and retailer. On March 23, 2021, the Company engaged the services of two consultants and entered into consulting agreements through Norr to build its newly formed business.

On September 9, 2021, the Company formed Elysian Premium Corp., a Colorado corporation as its wholly-owned subsidiary (“Elysian”), for the purpose of engaging in retail cannabis operations. On December 2, 2021, Elysian and the Company entered into a joint venture agreement with two other cannabis-related enterprises in which the parties agreed to cooperate in the opening and operation of cannabis distribution facilities in California.

On July 25, 2022 the Company entered into a Share Exchange Agreement with Ecoark pursuant to which that day the Company acquired 100% of the outstanding shares of capital stock of White River Holdings Corp. White River Holdings Corp. (“White River Holdings” or “Holdings”) from Ecoark in exchange for 1,200 shares of non-voting Series A Convertible Preferred Stock of the Company (the “Series A”). As a result of its acquisition of White River Holdings, the Company again began operations as an oil and gas business, which includes exploration, drilling and production operations.

On September 2022, the Company divested Norr and Elysian to focus exclusively on the oil and gas business.

We recognize that until some point in time prior to January 2022, the Company’s ownership of Ecoark common stock caused its ownership of “investment securities”, or Ecoark stock, to exceed the 40% test of Section 3(a)(1)(C) of the Act. Nonetheless, as we explain later, the Company was a “transient” investment company but more importantly the Ecoark stock was never in essence an “investment” but rather was used as a “cash equivalent,” as it was liquidated pursuant to the Company’s plan upon inception. See the Form 10-K for the year ended December 31, 2019 at page 1 where the Company described its plan “to sell these shares for cash in fiscal year 2021….” Any sale in one day (or a short period) would have severely punished the Company’s shareholders due to the lack of liquidity of the Ecoark stock at that time. At the time, the Company had one officer and director who had to balance his fiduciary duty of maximizing the value of this asset with legal compliance. Given that his goal was to sell the Ecoark stock at prices as high as possible and establish a business during this one year period, the fact that it took longer to sell the stock than planned should not result in punishing the Company and its shareholders. At no time did the Company publicly disclose any goal to invest in the Ecoark stock and at all times its goal was to become an operating company, not an investment company. In other words, the stock was the equivalent of cash since the Company clearly announced its intent to sell it and use the proceeds to pay its expenses rather than seeking capital appreciation from the stock. See the key factors outlined by the Staff in Medidentic Mortgage Investors (No-Action Letter May 23, 1984).

2 Ecoark has since changed its name to “BitNile Metaverse, Inc.” in March 2023.

3 By January 2022, the stock had all been sold. See Note 13 to the Form 10-K for the year ended December 31, 2022 (all stock sold by February 24, 2022).

Securities and Exchange commission

March 29, 2023

As the foregoing corporate history demonstrates, with the exception of the period between March 2020 and February 2022 when the Company was a “transient” or “inadvertent” investment Company, during the Company’s history it engaged in or proposed to engage in activities as an operating enterprise and not an investment company.

While it was a transient investment company during the aforementioned period, the Company relied on Rule 3a-2 under the Act, which affords such companies a 12-month window within which to cease being an investment company. As required by this Rule, the Company had a bona fide intent of establishing non-investment company operations (as reflected in its Commission filings made during the relevant times), and its Board of Directors which at the time consisted of a single member also adopted a resolution to that effect. See Verde Ventures Inc., 1988 WL 234278 ( No - Action Letter Apr. 27, 1988), wherein the Staff noted that transient investment company status lasting beyond one year does not necessarily require registration as an investment company, depending on the application of factors including the company’s officers’ good faith efforts to attempt to invest in an non-investment (operating) business. Further, the fact that the Company transitioned between different business focuses and operations during its existence similarly does not alter this analysis. See Presto at 314 where the Court confirmed that an enterprise transitioning between business focuses does not support a conclusion of investment company status.4

Given the limited activities of the Company and the clear goal of liquidating all Ecoark stock, this does not seem to be “extraordinary circumstances” which might have resulted in receiving no-action relief. Metropolitan Realty Corp. (No-Action letter Nov. 15, 1989).

Public Representations of Policies

With the exception of the period discussed above, the Company’s public disclosures, including its filings with the Commission, press releases and website, all contain information which a reasonable investor would understand and interpret to suggest that it either was or endeavored to be an operating business and not an investment company. Even during its time as a transient investment company, the Company made clear to the public through its filings with the Commission that its intent was to cease its status as a transient investment company in time to avoid becoming subject to the requirements of the Act.5

4 In Presto, the Court stated “Perhaps one could have applied the ‘purports to be looking for acquisitions’ label to Presto in the 1980s and 1990s, but one could not say that Presto had withdrawn from active business operations in the meantime. It continued selling both consumer and military products. It changed from a manufacturer to a firm that was (principally) a designer and marketer of products assembled by others, but this did not make Presto less an operating enterprise. Many other firms have made a similar transition (Apple comes to mind) without being thought to have evolved into mutual funds.” 486 F.2d at 314.

5 See for example page 1 of the Company’s 2020 Form 10-K, wherein the Company discloses: “[T]he Company’s primary asset is currently 175,295 shares of Ecoark common stock post-reverse stock split as of December 31, 2020 and 167,508 as of January 26, 2021. Because the Company holds these shares and has no other assets, we are currently an “investment company” as such term is defined under the 1940 Act. The Company intends to sell a sufficient number of these shares for cash in fiscal year 2021 to terminate its status as an investment company under the 1940 Act.”

Securities and Exchange commission

March 29, 2023

The Prospectus to which this response letter relates states in relevant part on page 1, with similar disclosure elsewhere, that “White River is a holding company which beginning in late July 2022 operates in the oil and gas exploration and drilling industry through White River Holdings Corp. (“White River Holdings”). Prior to the White River Holdings acquisition, the Company was formerly in the early stages of operations in the online sporting goods space, and was planning to operate as a retail distributor of cannabis products in California. In September 2022, the Company sold each of these entities to focus exclusively on its core business in the energy sector through its oil and gas operations.”

Similarly, the Company’s website described the Company as “[b]ased in Fayetteville, Arkansas, White River is a public company engaged in oil and gas exploration, production and drilling operations. We operate on over 30,000 cumulative acres of active oil and gas mineral leases in Louisiana and Mississippi. Our vertical integration allows us to streamline lease acquisition, drilling procedures and all other operations seamlessly.”6

The above-described public disclosure since the July 2022 acquisition would not lead a reasonable investor to believe the Company was engaged in anything other than the operations on which it is focused in the oil and gas industry, which is a critical element in the analysis.7 It is also markedly different from certain disclosure that was at issue in Tonopah, such as that its directors and officers were experienced in evaluating mining “investments,” and that that company sought to obtain properties showing a “reasonable prospect of substantial appreciation.”8 In this regard, the Company is more akin to Presto, wherein the Court stated that “[a]n investor in the market for a mutual fund, a hedge fund, or any other investment pool would not dream of turning to Presto, whose net income can increase or decrease substantially as a result of business successes or reverses. The price of Presto’s stock moves in response to changes in its operating profits rather than the slight annual changes in its investment income. The SEC has not identified even one confused investor who bought stock in Presto thinking that he was making an investment in a closed-end mutual fund whose assets were the securities that Presto holds.”9 In Presto, the public representations demonstrated the issuer’s consistent policy of marketing itself as an operating entity, in that case as manufacturer and seller of consumer products. As exemplified above, the Company has shown a similar policy with respect to its oil and gas business.

6 Available at https://white-river.com/about/; accessed on Saturday, March 25, 2023 at 5:11 pm Eastern Time.

7 See Moses v. Black, No. 78 CIV. 1913, 1981 WL 1599, at *6 (S.D.N.Y. Feb. 3, 1981). (Holding that the issuer did not meet the definition of an investment company, and noting in that conclusion that “[t]here is no evidence before the court which would indicate that historically or in the statements of policy appearing in annual reports and public filings, Chock either considered itself or was known to the public as anything but primarily a fast food business operation, with subsidiaries that have developed to sell certain of the popular products in retail food stores. The pattern of acquisitions further confirms that Chock intended to continue its development along similar lines.”).

8 Tonopah at 4-5

9 Presto at 313.

Securities and Exchange commission

March 29, 2023

Activities of Officers and Directors

In performing their respective duties to the Company, the Company’s officers and directors are focused on the Company’s oil and gas exploration and drilling activities, and related matters in the furtherance of that goal. For example, Mr. Jay Puchir, the Company’s Chief Executive Officer, and Mr. Randy May, its Executive Chairman, are each involved in the Company’s oil and gas operations, including overseeing and supervising personnel in evaluating oil and gas reserves and deploying drilling equipment on the Company’s 30,000 acre territory. As disclosed in the Prospectus, with limited exemptions the Company is vertically integrated with respect to these undertakings, demonstrating that it takes an active role in the oil and gas properties it is involved in, as opposed to that of a passive investor as was the case in Tonopah. Further, unlike the management in Tonopah which the Commission stated “did not spend any considerable part of their time in connection with the company’s… operations,”10 in the Company’s case each member of management spends a substantial amount of their time and attention to the Company’s oil and gas operations. Specifically, Mr. Puchir spends an estimated 40 hours per week, and Mr. May spends an estimated 40 hours per week, on the Company’s operations.

From late March 2020 to the Company’s acquisition of Holdings on July 25, 2022, the Company had one person who acted as its sole officer and director. As disclosed earlier under “Historical Development” at pages 2-3, our officer concentrated his activities on forming or acquiring a business and selling Ecoark common stock. These activities were disclosed in the Company’s Commission filings while the Company avoided issuing press releases, outside of one press release on the entrance into the direct-to-consumer U.S. sporting goods industry and two press releases on the entrance into the cannabis industry, due to its status. Since the Holdings acquisition, all of the Company’s efforts have been devoted to growing its oil and gas business, and both the cannabis and sporting goods businesses have been divested.

Nature of Present Assets

A breakdown of the Company’s assets as of December 31, 2022, the most recent balance sheet date included in the Prospectus, is set forth in response to Comment 11. Specifically, with the exception of $201,050 of restricted cash held in certificates of deposit with a bank, all of the Company’s other assets relate to its oil and gas drilling operations, and are not investment securities. For example, of the $16,277,028 in total assets as of that time, $3,156,992 are property and equipment used in exploration and drilling activities, $5,358,850 are oil and gas properties (in which as discussed above the Company takes an active role in exploring and drilling), and $1,597,632 are receivables from participation agreements in connection with oil and gas drilling ventures in which the Company is involved. This distinguishes the Company from Tonopah wherein the entity held investment securities exceeding the 40% threshold such that it had sought exemptive relief from the SEC. Similarly, the Company is distinguishable from the issuer in Presto, wherein over 60% of the assets were investment securities.

Sources of Present Income

The Company has never generated net income, and we read the word income to include revenues with issuers like the Company. Unlike in Tonopah wherein the entity issuer saw dwindling operational income and increasing passive investment income in the years leading up to that case, in the Company’s case, revenue from operations exceeded $3 million in each of the nine months ended December 31, 2022 and 2021, without significant non-operating sources of revenue other than certain non-cash items unrelated to investments. In fact, rather than receiving income from passive investments during these periods, the Company saw negative cash flow from investing activities. Furthermore, during calendar year 2022, the Company significantly increased its operations by adding to its oil and gas mineral leasehold, employee and contractor count, and spent significant funds on capital expenditures for the present and future growth of its business.

10 Tonopah at 5.

Securities and Exchange commission

March 29, 2023

Similarly, looking to expenditures to generate revenue as did the Commission in Tonopah and the Court in Presto, substantially all of the Company’s costs and expenses were incurred in connection with its oil and gas drilling operations. Of note, its two highest line item costs and expenses were oilfield costs, supplies and repairs of $8,552,596, representing approximately 31.8% of total costs and expenses, and depreciation, amortization, impairment, depletion and accretion, of $6,398,804, which relates to oil and gas related properties and equipment and represents approximately 23.8% of total costs and expenses. This offers a distinction even to the Presto case, wherein a majority of the net profits were generated from investments made in securities, but the Court held that the other factors weighed against an investment company finding.11

Conclusion

Each of the above five factors weighs against a finding that the Company is an investment company, for the reasons delineated above. In addition to this conclusion, we would also note that the Court in Presto interpreted the Tonopah test as a non-exclusive means of concluding that an issuer is (or is not) an investment company. Specifically, the Tonopah analysis could be outweighed by a reasonable investor’s perception that the enterprise in question is not an investment company. Therefore, even absent a conclusion against investment company status under the Tonopah test, we would maintain that a reasonable investor would not perceive the Company to be an investment company. Further as an oil and gas company, the Company is exempt under Section 3(c)(9) of the Act since currently all of its business is derived from owning or holding oil leases or fractional interests.12

Subsidiaries:

With respect to the Company’s direct and indirect subsidiaries, a brief description of each such entity is set forth below, reflecting their respective specific purposes and operations, as applicable. All of the subsidiaries described below are directly or indirectly wholly-owned by the Company. With the exception of certain inactive subsidiaries which do not alter the analysis, each of these entities is involved in the Company’s overall business of oil and gas exploration and drilling, and therefore the foregoing analysis as to the Company also applies to these subsidiaries with equal force. Each such entity operates under a single coherent corporate structure designed for the same overarching business purpose of engaging in oil and gas exploration and drilling. White River Holdings is the Company’s direct subsidiary that conducts its oil and gas operations. The remaining subsidiaries simply own a lease interest, are involved in the management of the Fund or inactive. All accounting books and records are maintained for the Company and Holdings; no other subsidiary has separate books as they are considered pass-through entities. See the discussion at pages 9-10.

11 Presto at 14.

12 The broker-dealer acquisition has not closed and is never expected to generate meaningful revenue. That acquisition is being pursued solely for legal compliance purposes.

Securities and Exchange commission

March 29, 2023

Specifically, none of these subsidiaries is primarily engaged and does not propose to engage in the business of investing, reinvesting or trading in securities and as more fully discussed in response to Comment 11 does not own, hold, or propose to acquire investment securities exceeding 40% of its total assets. Rather, each subsidiary serves a function in the Company’s oil and gas operations that does not directly involve or relate to investment securities.

Direct subsidiary:

Holdings– holding company for operating subsidiaries and subsidiaries formed to hold oil and gas-related assets, as more specifically described below.

Indirect Subsidiaries (Operations):

White River Operating LLC – oil and gas drilling and operations.

White River Energy LLC – lease holder.

White River E&P LLC – lease holder.

White River SPV 1 LLC Texas – inactive; no assets or operations.

White River SPV 2 LLC Texas – lease holder.

White River SPV 3 LLC Texas – lease holder.

White River SPV 4 LLC Texas – inactive; no assets or operations.

Deshotels 24H #1 Well LLC Texas – inactive; no assets or operations.

BM Real Estate LLC Texas – inactive; no assets or operations.

WR Petroleum Services LLC Texas– inactive; no assets or operations.

Indirect Subsidiaries (Fund)

White River Private Capital Management LLC – indirect subsidiary holding company for Manager of the Fund (as such terms are defined below).

White River E&P Management 1 LLC (the “Manager”) – indirect subsidiary of the Company which manages the Fund.

With respect to the Manager, the Manager was formed to manage and make investment decisions with respect to the Fund. Since inception these activities have entailed all of its operations including determining what oil and gas leases to deploy capital on and overseeing all operations. As such, its activities do not fall within the definition of an investment company under Section 3(a)(1)(A) discussed above because it is not engaged primarily, and does not hold itself out as being engaged primarily, in the business of investing, reinvesting, or trading in securities.

Fund

With respect to White River E&P 1 LP (the “Fund”), the Fund is not a subsidiary of the Company. However, for the avoidance of any doubt, and in the interests of providing a complete response to the Commission Staff’s comments, an analysis of the applicability and exemptions from investment company status to the Fund is also provided in response to Comments 10 - 12.

Unlike the Company and its subsidiaries, the Fund which is engaged in the sale of partnership units would seem to be an investment company under Sections 3(a)(1)(A) or (C). 13 However, there are two exemptions from the definition of investment company applicable to the Fund, the analysis for which is provided in response to Comment 12.

13 The Company concedes that except for the Manager, the general partnership units are securities.

Securities and Exchange commission

March 29, 2023

11.	Please provide detailed legal analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Finally, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.

Response: Section 3(a)(1)(C) of the Act includes in the definition of “investment company” an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

For the same reasons delineated in the response to Comment 10 above, neither the Company nor any of its subsidiaries is engaged or holds itself out as engaged in the business of investing, reinvesting, owning, holding, or trading in securities.14 Therefore, the analysis that follows is focused on the second part of subsection (C), which is focused on the total assets of the entity in question and the proportion of those assets that are investment securities.

All Consolidated Entities

With respect to the Company, as reflected on its condensed consolidated balance sheets as of December 31, 2022, the Company’s total assets were $16,277,028, comprised of (A) a total of $4,832,017 of current assets itemized as follows: (i) cash of $1,215,439, (ii) accounts receivable of $873,691, (iii) receivable on participation agreement of $1,597,632, (iv), inventories – crude oil of $103,324, and (iv) prepaid expenses and other current assets of $1,041,931, and (B) a total of $11,445,011 of non-current assets itemized as follows: (i) property and equipment, net of $3,156,992, (ii) right of use asset – operating lease of $136,390, (iii) right of use asset – financing lease of $184,532, (iv) oil and gas properties, full cost-method of $5,358,850, (v) capitalized drilling costs, net of depletion of $494,408, (vi) other assets of $13,465, and (vii) goodwill of $2,100,374. The majority of the assets are held in our direct operating subsidiary, White River Holdings, and of this amount 1.67% represents “investment securities” that are certificates of deposit held at a state chartered bank to secure potential oil well plugging and abandonment obligation up to $250,000. All of our other indirect subsidiaries and the Company hold no “investment securities,” other than White River Operating LLC which is also below the threshold as discussed below.

White River Energy Corp

Of the assets listed above, only cash of $1,014,716 and prepaid expenses of $408,945 are assets of White River Energy Corp on an unconsolidated basis. There are no “investment securities,”15 recorded on this entity. As this is below the 40% threshold, Section 3(a)(1)(C) does not apply to the Company.

14 As stated previously, the Fund is not a subsidiary of the Company, although the analysis as to its investment company exemption is provided under the response to Comment 13.

15 The term “investment securities” is defined under the Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).” 15 U.S.C. § 80a-3(a)(2).

Securities and Exchange commission

March 29, 2023

Subsidiaries

The Company records executive salaries and corporate expenses such as legal and investor relations and capital financing on the books of White River Energy Corp. The Company records all of its other activity on the books of Holdings, its direct subsidiary, which owns 100% of each of the indirect subsidiaries (which does not include the Fund). Other than White River Operating LLC which also holds certificates of deposit as described below, the indirect subsidiaries simply hold a lease and receive monthly royalty payments from those lease holdings. The books are maintained at the Holdings level. The remainder of the assets reflected above in the “All Consolidated Entities” which include total assets of $14,853,367, comprised of (A) a total of $3,408,356 of current assets itemized as follows: (i) cash of $200,723, (ii) accounts receivable of $873,691, (iii) receivable on participation agreement of $1,597,632, (iv), inventories – crude oil of $103,324, and (iv) prepaid expenses and other current assets of $632,986, and (B) a total of $11,445,011 of non-current assets itemized as follows: (i) property and equipment, net of $3,156,992, (ii) right of use asset – operating lease of $136,390, (iii) right of use asset – financing lease of $184,532, (iv) oil and gas properties, full cost-method of $5,358,850, (v) capitalized drilling costs, net of depletion of $494,408, (vi) other assets of $13,465, and (vii) goodwill of $2,100,374. For White River Operating LLC, the numerator is the $251,375 which is comprised of certificates of deposit. The certificates of deposit of a state chartered bank are classified as restricted cash on Holdings (and the Company’s) books since they are pledged to secure up to $250,000 in oil well plugging and abandonment obligations and were not acquired for investment purposes, and the denominator is $3,351,375 in total assets held in that entity less $0 in cash items and $0 in government securities held in that entity, resulting in a percentage of 7.5%. As this is below the 40% threshold, Section 3(a)(1)(C) does not apply to that entity. For the Company’s other subsidiaries, the numerator is zero as none of those entities holds investment securities, so the percentage is either 0% or not applicable depending on the denominator.

With respect to the Manager, the Manager has no assets other than its general partnership interests in the Fund. Because those general partnership interests are not investment securities, particularly given the management control it has over the Fund’s investment decisions,16 and the Manager has no other assets, Section 3(a)(1)(C) does not apply to the Manager.

Therefore, as each subsidiary is below the 40% threshold, Section 3(a)(1)(C) does not apply to any subsidiary of the Company.

The Fund

With respect to the Fund, while not a subsidiary of the Company, all of its assets are comprised of investment securities, such that Section 3(a)(1)(C) would apply. However, as discussed in the response to Comment 13, the Act provides for at least two exemptions which are available to the Fund.

12.	To the extent that the Company believes that it or one or more of its subsidiaries is not an investment company by virtue of Section 3(b)(1) or Section 3(b)(3) of the Act, please provide detailed analysis, on an entity by entity basis, to support your views, including citations to any applicable law, regulation or other precedent.

Response: While based on the analysis set forth in response to Comments 10 and 11, neither the Company nor any of its subsidiaries would fall into either of Sections 3(a)(1)(A) or 3(a)(1)(C) of the Act, in the event the Staff disagrees with any of these conclusions, set forth below is an analysis of the exemptions afforded under the Act that are available to the Company and its subsidiaries. Additionally, a similar analysis is provided for the Fund, which is not a subsidiary of the Company (although it is managed by a subsidiary) but is an investment company.

16 See e.g. Howey. See also Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981). While this presumption can be overcome by a showing of lack of adequate control, inexperience, or dependence, given the Manager’s investment discretion over the Fund, the experience of its management team and the overlapping management between the two entities, that exception would not apply here.

Securities and Exchange commission

March 29, 2023

The Company

In the event Section 3(a)(1)(C) applied to the Company, the analysis set forth in response to Comment 11 would apply with equal weight in qualifying the Company for the exemption afforded under Section 3(b)(1) of the Act. See Moses v. Black, No. 78 CIV. 1913, 1981 WL 1599, at *6 (S.D.N.Y. Feb. 3, 1981), where the Court stated “[t]he well settled principles developed by the SEC in connection with Section 3(b)(2) applications are equally applicable to this court’s determination of whether [the issuer] is excepted from the definition of an investment company pursuant to Section 3(b)(1).” Section (b)(1) provides that the definition under Section 3(a)(1)(C) does not apply to “[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” The Company, through Holdings, meets this exemption given its oil and gas operations clearly qualify as the business in which it is “primarily engaged.” Inclusion of the word “primarily” means that incidental participation or involvement in other activities that could in isolation trigger investment company status with the requisite business focus, would be insufficient to eliminate the exemption in the context of the Company and its subsidiaries. See Presto at 313 - 315. The reason for this conclusion is that “[t]o determine whether a company is engaged primarily in the business of investing, its total activities of all sorts must be considered.” SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 28 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970). Fifth Ave involved a bus line operator in New York City which became an inadvertent investment company when its operating assets were condemned. Unlike the issuer in Fifth Ave, the Company has actual operations which are its primary focus, and which do not primarily involve investment securities.

In addition, Section 3(c)(9) provides a separate exemption for “[a]ny person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests.” Given that substantially all of the Company’s assets relate to its oil and gas exploration, drilling and production business, the Section 3(a)(9) exemption would also apply to the Company.

Subsidiaries

In a similar vein, because the Company would qualify for the Section 3(b)(1) exemption, its subsidiaries would qualify for the Section 3(b)(3) exemption for the reasons set forth in response to Comment 10. Section 3(b)(3) is available to “[a]ny issuer all the outstanding securities of which (other than short-term paper and directors’ qualifying shares) are directly or indirectly owned by a company excepted from the definition of investment company by [Section 3(b)(1)].”As indicated under Comment 10, all of the Company’s direct and indirect subsidiaries are wholly-owned by the Company or another subsidiary. Therefore, given that the Company would qualify under the Section 3(b)(1) exemption, its directly and indirectly held subsidiaries would qualify for the Section 3(b)(3) exemption.

Securities and Exchange commission

March 29, 2023

In addition, for the same reasons described above as to the Company, the Company’s subsidiaries may rely on the Section 3(c)(9) exemption given their focus on oil and gas operations.

Fund

While the Fund would be an investment company under Sections 3(a)(1)(A) or (C), it has two exemptions applicable to it. The first is Section 3(c)(1)of the Act, which applies to “[a]ny issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons (or, in the case of a qualifying venture capital fund, 250 persons) and which is not making and does not presently propose to make a public offering of its securities…” The Fund currently has two beneficial owners of its outstanding securities, all of which were issued in private offerings which were exempt from registration as transactions not involving a public offering pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506 thereunder.17 Therefore, Section 3(c)(1) applies.

In addition, even if Section 3(c)(1) were not to apply, Section 3(c)(9), as discussed above as to the Company and its subsidiaries, would also apply to the Fund, as we have been advised that the Fund’s investment strategy entails owning “direct working interests in oil and gas drilling projects and purchases of existing production.”

17 The outstanding partnerships interests of the Fund, which comprise all of its outstanding securities, are held by the Manager as the holder of general partner interests originally issued at the Fund’s formation on August 29, 2022. The remainder of the Fund’s outstanding securities are general or limited partnership interests held by investors who purchased these interests in the Fund’s private placement offering under Rule 506 promulgated under the Securities Act.

Securities and Exchange commission

March 29, 2023

For all of the reasons discussed above, we believe that neither the Company nor any of its subsidiaries is an investment company required to register under the Act. The same reasoning applies to the Fund.

NASON, YEAGER, GERSON,
HARRIS & FUMERO, P.A.

/s/ Michael D. Harris
Michael D. Harris